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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2018

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Notice of General Meeting of Ferroglobe PLC

          On July 16, 2018, Ferroglobe PLC ("Company") released its Notice of General Meeting ("General Meeting"). The General Meeting will be held on Friday, August 3, 2018 at 13:30 (British Summer Time) at 3rd Floor West Wing, Lansdowne House, 57 Berkeley Square, London WIJ 6ER, United Kingdom.

Exhibits

          Reference is made to the Exhibit Index included hereto.

 SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2018

FERROGLOBE PLC
By:	DORCAS MURRAY
	Name:	Dorcas Murray
	Title:	Corporate Secretary

 EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release 16 July 2018
99.2	Notice of Annual General Meeting dated July 13, 2018 (including Explanatory Notes to Proposed Resolution)
99.3	Form of Proxy Card and Admission Ticket for General Meeting

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SIGNATURES
EXHIBIT INDEX